

September 16, 2020

William Toler
Chief Executive Officer
HYDROFARM HOLDINGS GROUP, INC.
2249 South McDowell Boulevard
Petaluma, California 94954

> **Re: HYDROFARM HOLDINGS GROUP, INC.**
> **Amendment No 1 to Draft Registration Statement on Form S-1**
> **Submitted August 17, 2020**
> **CIK 0001695295**

Dear Mr. Toler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors, page 20

1. We note that the interest rates of your Encina Credit Facility and Term Loan Agreement are tied to LIBOR. Please provide risk factor disclosure related to the impact of the discontinuation of LIBOR on your Encina Credit Facility and Term Loan Agreement. Alternatively, please tell us why you believe you are not required to do so.

2. We note your response to prior comment 5 and we reissue the comment in part. Please clarify whether you are currently in violation of the Encina Credit Facility, or tell us where such disclosure has been included. In this regard, your disclosure regarding the terms of the Encina Credit Facility appears to state that sales generally speaking to the cannabis industry are prohibited, as opposed to the provisions of the Term Loan

Agreement which appears to prohibit sales to retailers that sell exclusively to the cannabis industry.

Our reliance on a limited base of suppliers for certain products..., page 32

3.   We note your disclosure on page 32 that **"**we rely on a limited number of suppliers for certain of our light ballasts, used in manufacturing our lighting systems" and that "if any of our key suppliers becomes insolvent or experience other financial distress, we could experience disruptions in production, which could have a material adverse effect on our financial condition, results of operations and cash flows." You also disclose in Note 4 to the Consolidated Financial Statements that "[o]ne supplier accounted for 10% of purchases in 2019." Please reconcile these disclosures with your disclosure on page 61, which states that your Company "does not significantly depend on any one supplier." Please revise or advise.

Dilution, page 56

4.   Please tell us your consideration of deducting intangible assets from your calculation of net tangible book value.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
Effects of Coronavirus on Our Business, page 60

5.   We note your disclosure regarding the COVID-19 pandemic on page 60, which states, in pertinent part: "For several weeks following the initial outbreak of COVID-19, we experienced a material impact to our supply chain that inhibited growth and results of operations." Please expand this disclosure to discuss more specifically how the material impact to your supply chain inhibited your company's growth and results of operations. If applicable, please also include the specific known material impacts of the pandemic on your revenue, expenses, and net income. Further, you disclose that "[t]he extent to which the COVID-19 pandemic will ultimately impact our business, results of operations, financial condition and cash flows depends on future developments that are highly uncertain, rapidly evolving and difficult to predict at this time." In this regard, and in light of changing trends and the overall economic outlook, please discuss how you expect the global outbreak of COVID-19 to impact your future operating results and near-term financial condition. Refer to CF Disclosure Guidance: Topic No. 9 and 9A.

Recent Transactions
PPP Loan, page 61

6.   We note that you have entered into a loan through the U.S. Small Business Administration's Paycheck Protection Program authorized as part of the CARES Act. Please expand your disclosure to describe your use of the proceeds from this loan. Please also disclose whether the Company intends to use the proceeds from the PPP Loan in a

manner consistent with obtaining loan forgiveness.

Comparison of Years Ended December 31, 2019 and 2018, page 63

7.   Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each factor should be described in quantified terms. Refer to Section III.D of SEC Release No. 33-6835 and revise accordingly.

Critical Accounting Policies and Estimates, page 68

8.   Please tell us your consideration of disclosing the following related to the estimated fair value of your common stock:
   •   The methods that you used to determine the fair value of the your common stock and the nature of the material assumptions involved. For example, if you used the income approach you should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate,
   •   The extent to which the estimates are considered highly complex and subjective, and
   •   The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Consolidated Statement of Cash Flows, page F-8

9.   Please tell us your consideration of disclosing interest expense and fees capitalized to principal of long-term debt as a non-cash financing activity for the year ended December 31, 2019 as opposed to presenting the amount as an adjustment to reconcile net loss to net cash (used in) provided by operating activities.

Note 10. Intangible Assets and Goodwill
Goodwill, page F-30

10.   You disclose impairment charges in 2018 related to the Canada reporting unit of $3,244 included in impairment, restructuring and other in the consolidated statement of operations; however, the amounts to not agree to amounts listed in the table on page F-46 in Note 19. Please advise or revise.

Note 13. Convertible Preferred Stock and Stockholders' Equity
Restriction on the ability to pay dividends, page F-39

11.   We note your disclosure here and in Note 10 related to the restrictions on your ability to pay dividends. Please tell us your consideration of including parent-only financial statements. Please refer to the guidance in Rules 5-04(c) and 12-04 of Regulations S-X.

Note 16. Commitments and Contingencies
Contingencies, page F-44

12.   You disclose you believe claims against the company are without merit and you do not expect the outcome, individually or in the aggregate would not have a material adverse

effect on your consolidated financial position, results of operations or future earnings. Please revise to also disclose whether or not such claims would have a material effect on your cash flows.

You may contact Tony Watson at 202-551-3318 or Bill Thompson at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services